UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 5 March 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006



Sasol Limited interim financial report and declaration of dividend number 55 for the six months ended 31 December 2006

- *Operating profit up 12%*
- *Attributable earnings per share from continuing operations up 13%*
- *Oryx GTL producing final product*
- *Major capital projects advanced R6,1 billion*
- *Gearing reduced from 29% to 21%*
- *Interim dividend up 11% to R3,10 per share*

Commentary

Earnings attributable to shareholders for the six months to 31 December 2006, buoyed by an increase in the average crude oil price and the weaker rand/US dollar exchange rate, increased by 9% to R8,0 billion from R7,3 billion for the same period in the previous financial year. Earnings attributable to shareholders from continuing operations have increased by 14% to R8,1 billion, from R7,1 billion.

Our earnings per share from continuing operations of R12,95 and headline earnings per share from continuing operations of R12,03 were respectively 13% and 7% higher than those of the previous comparable six month period.

Operating profit of R12,2 billion was 12% higher than the comparable period of the prior year. The increase in operating profit resulted from an 11% weakening in the average exchange rate (R7,23/US$1,00 in 2006 versus R6,52/US$1,00 in 2005), and a 9% increase in the average dated Brent crude oil price (US$64,59 in 2006 versus US$59,21 in 2005), which was partly offset by the combined effect of the statutory total shutdown of our Sasol Synfuels operations in September 2006, the starting up of the Synfuels Catalytic Cracker, production interruptions and lower sales volumes.

We have continued to classify our Sasol Olefins & Surfactants (O&S) business as a disposal group held for sale and the results continue to be reported as discontinued operations. The operating profit of Sasol O&S has declined when compared with the comparable period of the previous year, primarily as a result of depressed margins in the global detergent alcohol market.

Safety and operations

Our consolidated combined recordable case rate (RCR) has improved from 0,87 at 30 June 2006 to 0,78 at 31 December 2006. The revised RCR includes not only Sasol employees as in the past, but also incidents relating to service providers and, from 1 July 2006, the effect of occupational diseases. Further progress is being made following the implementation of our Safety Improvement Plan. Safety remains a top priority for the group. It is very pleasing to report that Sasol Gas achieved an RCR of zero for the six months ending 31 December 2006.

Our Sasol Synfuels operations in Secunda embarked on a statutory total shutdown in September 2006 (postponed from the previous financial year due to the national fuel shortage at the time). This shutdown, combined with some production interruptions, has negatively impacted volumes in Sasol Mining, Sasol Synfuels and in some of our chemical businesses. A second statutory phase shutdown is planned for March 2007.

Major capital projects advanced

Cash flow on capital projects amounted to R6,1 billion of which R3,4 billion (57%) was invested in our South African operations.
Major projects advanced include:

- *Progress in the completion of the fuel quality enhancement and polymer expansion project (Project Turbo), with the polyethylene plant having concluded its warranty runs and the Synfuels Catalytic Cracker (SCC) having started up. The SCC is, however, currently underperforming and has been taken out of operation to make certain modifications. Market demand for fuel will continue to be met.*

- *At the Oryx gas-to-liquids (GTL) joint venture with Qatar Petroleum, following start-up challenges associated with such an integrated and complex facility, the plant started to produce final product by end-January 2007 and the first shipment of final product is planned for end-March 2007.*

- *Progress in the construction of the Escravos GTL project in Nigeria.*

The worldwide increase in large engineering and construction contracts has resulted in a global shortage of engineering and construction resources and caused strains in these industries. These challenges have resulted in moderate delays and increased costs of certain projects, including the polypropylene and octene 3 plants in Secunda and the Arya Sasol plants in Iran. This situation has been carefully analysed and mitigation steps aimed to secure greater owner influence on time schedules and the overall cost of ownership have been implemented.

Gearing reduced

Our gearing (net debt as a percentage of shareholders' equity) reduced from 29% at 30 June 2006 to 21% at 31 December 2006, due mainly to the increase in earnings and the proceeds received on the disposal of 25% of Republic of Mozambique Pipeline Investments Company (Pty) Limited (ROMPCO) and 25% of Sasol Oil (Pty) Limited.

Dividend increased

The interim dividend declared of R3,10 per share represents an 11% increase compared with the previous year's interim dividend. The dividend cover is 4,2 times which is consistent with the interim dividend cover of last year. We expect to maintain our dividend cover within our targeted range of 2,5 to 3,5 times for the full year.

South African energy cluster

Sasol Mining

The operating profit of Sasol Mining of R411 million was 38% lower than the prior comparable period primarily because of higher coal purchases from Anglo Coal's Isibonelo Colliery, lower production volumes as a result of the Sasol Synfuels shutdown and the effect of a strike in December 2006, and increases, within inflationary levels, in operating costs. Furthermore, the production build-up at Mooikraal Colliery was slower than planned.

Sasol Synfuels

Sasol Synfuels achieved an increase in operating profit of 14% to R8 360 million primarily because of higher oil prices and a weaker rand. Production volumes were 7% lower as a result of the four-yearly shutdown of one half of the total plant, the start-up of the Synfuels Catalytic Cracker and some production interruptions. Operating costs have increased as a result of the need to import fuel components, as well as higher coal and natural gas costs.

Sasol Oil

Operating profit reduced by 17% to R931 million mainly as a result of lower refining margins, off a high base, and an increased level of imported petrol, diesel and fuel components.
Pleasing progress in retail expansion under the Sasol and Exel brands is being made and our market objectives have been met.

With effect from 1 July 2006, we sold a 25% interest in Sasol Oil (Pty) Limited (Sasol Oil) to Tshwarisano LFB Investment (Pty) Limited (Tshwarisano).

Sasol Gas

A 12% increase in sales volumes (both to Sasol Synfuels and external customers), higher sales prices and the profit on the sale of 25% of ROMPCO resulted in Sasol Gas increasing its operating profit by 50% to R1 167 million.

The business finalised the sale of a 25% shareholding in ROMPCO, which owns the natural gas pipeline between Mozambique and South Africa, to Companhia Moçambicana de Gasoduto (CMG), a state-owned company in Mozambique, realising a profit of R346 million.

Interational energy cluster

Sasol Synfuels International

This business hosts the growth ambitions of the group relating to GTL and coal-to-liquids (CTL) ventures. Costs increased to R366 million during the period as a consequence of increased activity.

Representative offices were established in China and India to pursue CTL opportunities with potential business partners in both countries. Pre-feasibility studies in the USA are progressing. Our joint venture, Sasol Chevron, continues to evaluate GTL opportunities in other locations including Australia and Algeria.

Sasol Petroleum International

Operating profit increased by 33% to R352 million for the six months primarily due to higher selling prices and a weaker rand/US dollar exchange rate as well as increased sales volumes.

Chemical cluster

Sasol Polymers

Margin pressure at the beginning of the period under review has been alleviated through lower feedstock costs and selling price increases. Production volumes and operating efficiencies were however negatively affected by the Sasol Synfuels shutdown with operating profit of R262 million being 34% lower than the result of the previous comparable period.

Sasol Solvents

Stronger product prices and a weaker rand contributed to the positive performance of Sasol Solvents. However, the effect of the R140 million reversal of the impairment of the octene 3 plant in the previous comparable period resulted in operating profit decreasing by 13% to R490 million. On a comparable basis, before taking the effect of capital items into account, operating profit improved by 27%.

Other chemical businesses

Sasol Wax has realised a significant improvement in its operating profit from R67 million to R268 million, primarily as a result of improved product margins.

Sasol Nitro has also recorded an improvement in operating profit of 7% to R323 million, mainly due to higher sales volumes in the fertiliser business.

Profit outlook

Assuming slightly lower oil and commodity chemical prices and a marginally stronger rand relative to the first six months, earnings in the second half are expected to be lower than those of the first half. Satisfactory earnings growth for the full financial year is, however, expected.

We will commission substantial new production capacity (polymers and GTL) during the year which is expected to benefit our earnings in the 2008 financial year.

Basis of preparation and accounting policies

The condensed consolidated interim financial report for the six months ended 31 December 2006 has been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial Reporting Standards (IFRS) (in particular International Accounting Standard 34 Interim Financial Reporting) and the South African Companies Act, 1973, as amended.

Except as otherwise disclosed, the accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2006.

The group has changed its accounting policy with regard to costs incurred to develop the operations of existing, operating mines. Under the amended accounting policy, all development expenditures incurred after the commencement of production are capitalised to the extent that they give rise to future economic benefits and are amortised over their estimated useful lives. This policy has been adopted with retrospective effect and prior year figures restated. The effect on earnings and headline earnings per share is an increase of 1 cent for the year ended 30 June 2006.

Further details will be provided in the annual report for the year ending 30 June 2007.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.

The consolidated interim financial results are presented in rand, which is Sasol Limited's functional and presentation currency.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Acquisition and disposals of businesses

With effect from 1 July 2006, a 25% interest in Republic of Mozambique Pipeline Investment Company (Pty) Ltd was sold to Companhia de Moçambicana de Gasoduto in terms of the shareholders' agreement. This transaction was finalised during the current period and a profit of R346 million realised on this transaction.

With effect from 1 July 2006 Tshwarisano acquired a 25% shareholding in Sasol Oil for a consideration of R1 450 million. Sasol is providing facilitation and support for Tshwarisano's financing requirements. A profit of R315 million was realised on this transaction.

In October 2006, Sasol's interest in DPI Holdings (Pty) Limited was sold to Dawn Limited for a consideration of R51 million. The proceeds are receivable in 2008. A R7 million loss was realised on this sale.

In September 2006, Sasol Nitro acquired the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (R221 million).

Disposal group held for sale and discontinued operations

With effect from 30 June 2006, Sasol O&S was classified as a disposal group held for sale and the results reported as discontinued operations. Comparative information in the income statement has been restated accordingly.

The estimated fair value less costs to sell Sasol O&S remain largely unchanged from that recognised at 30 June 2006. However, when an asset is classified as held for sale, depreciation may no longer be recognised. The net asset value of Sasol O&S in the balance sheet has increased by the earnings of Sasol O&S (which excludes any depreciation expense). As this increased net asset value exceeds the estimated fair value less costs to sell the business, it is necessary to recognise a further write-down.

The amount of the write-down of R420 million approximates the unrecognised depreciation charge.

Post balance sheet date events

We have conducted a preliminary study of the Task Team's report on possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry. We will respond in detail to the National Treasury of South Africa.

Changes in contingent liabilities since 30 June 2006

In terms of the sale of 25% in Sasol Oil to Tshwarisano, Sasol has provided facilitation for the financing requirements of Tshwarisano. The undiscounted maximum exposure at 31 December 2006 amounted to R1 051 million. A liability for the fair value of this guarantee at 31 December 2006, amounting to R39 million, has been recognised.

Principal foreign currency conversion rates

One unit of foreign currency equals	*31 Dec* *2006*	*31 Dec* *2005*	*30 Jun* *2006*
Rand/US$ (closing)	*7,01*	*6,33*	*7,17*
Rand/US$ (average)	*7,23*	*6,52*	*6,41*
Rand/euro (closing)	*9,25*	*7,49*	*9,17*
Rand/euro (average)	*9,27*	*7,85*	*7,80*

Independent review by the auditors

The condensed consolidated balance sheet at 31 December 2006 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of the company.

Declaration of dividend number 55

The directors of Sasol Limited have declared an interim dividend of R3,10 per share (2006: R2,80 per share) for the six months to 31 December 2006. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:

To holders of ordinary shares:

Last day for trading to qualify for and participate in the interim dividend (cum dividend)	*Thursday, 29 March 2007*
Trading ex dividend commences	*Friday, 30 March 2007*
Record date	*Thursday, 5 April 2007*
Dividend payment date (electronic and certificated register). Electronic payment will be undertaken simultaneously	*Tuesday, 10 April 2007*

On 10 April 2007, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Shareholders who have dematerialised their share certificates will have their accounts, at their Central Securities Depositary Participant or Broker credited on 10 April 2007.

Share certificates may not be dematerialised or rematerialised between Friday, 30 March 2007 and Thursday, 5 April 2007, both days inclusive.

To holders of American Depositary Receipts[(i)]

Ex dividend on New York Stock Exchange	*Tuesday, 3 April 2007*
Record date	*Thursday, 5 April 2007*
Date for currency conversion	*Wednesday, 11 April 2007*
Dividend payment date	*Friday, 20 April 2007*

[(i)] Subject to NYSE confirmation

On behalf of the board

Pieter Cox	**Pat Davies**	**Christine Ramon**
Chairman	*Chief executive*	*Chief financial officer*

Sasol Limited, 5 March 2007

***Registered office**: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196*
PO Box 5486, Johannesburg 2000, South Africa

***Share registrars**: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2*

***Directors (non-executive)**: PV Cox (Chairman), E le R Bradley, BP Connellan, HG Dijkgraaf (Dutch), MSV Gantsho, A Jain (Indian), IN Mkhize, S Montsi, TH Nyasulu, JE Schrempp (German)*
*(**Executive**): LPA Davies (Chief executive), KC Ramon (Chief financial officer), VN Fakude, AM Mokaba*

***Company secretary:** NL Joubert*

***Company registration number:** 1979/003231/06, Incorporated in the Republic of South Africa*

	JSE	**NYSE**
Share codes:	SOL	SSL
ISIN code:	ZAE000006896	US8038663006

***American depositary receipt (ADR) program:** Cusip number 803866300 ADR to ordinary share 1:1*

***Depositary**: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.*

e-mail: investor.relations@sasol.com

***Forward-looking statements**: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.*

SASOL LIMITED GROUP
BALANCE SHEET
at

	31-Dec-06 Reviewed	31-Dec-05 Reviewed Restated	30-Jun-06 Audited Restated
	Rm	Rm	Rm
ASSETS			
Property, plant and equipment	42 421	39 110	39 826
Assets under construction	24 362	22 837	23 176
Goodwill	457	483	266
Other intangible assets	664	943	775
Post-retirement benefit assets	80	275	80
Deferred tax assets	604	416	691
Other long-term assets	2 697	2 469	2 293
Non-current assets	71 285	66 533	67 107
Assets held for sale	11 794	41	12 115
Inventories	9 004	11 001	8 003
Trade and other receivables	12 035	12 817	12 067
Short-term financial assets	161	17	180
Restricted cash	710	598	584
Cash	6 057	2 940	3 102
Current assets	39 761	27 414	36 051
Total assets	111 046	93 947	103 158
EQUITY AND LIABILITIES			
Shareholders' equity	57 917	48 901	52 605
Minority interest	1 515	313	379
Total equity	59 432	49 214	52 984
Long-term debt	15 139	13 653	15 021
Long-term financial liability	36	-	-
Long-term provisions	3 643	3 458	3 463
Post-retirement benefit obligations	2 591	2 998	2 461
Long-term deferred income	2 150	1 020	1 698
Deferred tax liabilities	7 216	6 541	6 156
Non-current liabilities	30 775	27 670	28 799
Liabilities in disposal group held for sale	5 236	-	5 479
Short-term debt	2 694	2 858	2 721
Short-term financial liabilities	507	838	514
Other current liabilities	12 084	13 096	12 219
Bank overdraft	318	271	442
Current liabilities	20 839	17 063	21 375
Total equity and liabilities	111 046	93 947	103 158

SASOL LIMITED GROUP
INCOME STATEMENT
for the period ended

		half-year 31-Dec-06 Reviewed	half-year 31-Dec-05 Reviewed Restated	full year 30-Jun-06 Audited Restated
		Rm	Rm	Rm
Turnover		**37 640**	30 971	63 850
Cost of sales and services rendered		**(21 158)**	(15 322)	(33 046)
Gross profit		**16 482**	15 649	30 804
Other operating income		**456**	100	191
Marketing and distribution expenditure		**(1 865)**	(1 715)	(3 561)
Administrative expenditure		**(1 836)**	(1 343)	(3 070)
Other operating expenditure		**(834)**	(1 416)	(3 839)
Translation losses		**(216)**	(402)	254
Operating profit		**12 187**	10 873	20 779
Dividends and interest received		**357**	138	317
Income from associates		**192**	82	135
Borrowing costs (net of costs capitalised)		**(448)**	(268)	(456)
Profit before tax		**12 288**	10 825	20 775
Taxation		**(3 980)**	(3 648)	(6 833)
Profit from continuing operations		**8 308**	7 177	13 942
Discontinued operations				
Net (loss) / profit from discontinued operations		**(97)**	226	(3 360)
Profit		**8 211**	7 403	10 582
Attributable to				
Shareholders		**7 981**	7 311	10 406
Minority interest		**230**	92	176
		8 211	7 403	10 582
Basic earnings per share				
- attributable earnings basis	Rand	**12,79**	11,82	16,78
from continuing operations		**12,95**	11,45	22,20
from discontinued operations		**(0,16)**	0,37	(5,42)
- headline earnings basis	Rand	**12,39**	11,61	22,98
from continuing operations		**12,03**	11,22	22,52
from discontinued operations		**0,36**	0,39	0,46
Diluted earnings per share*				
- attributable earnings basis	Rand	**12,60**	11,58	16,51
from continuing operations		**12,75**	11,22	21,84
from discontinued operations		**(0,15)**	0,36	(5,33)
- headline earnings basis	Rand	**12,20**	11,37	22,61
from continuing operations		**11,85**	10,99	22,16
from discontinued operations		**0,35**	0,38	0,45
Dividends per share				
- interim**	Rand	**3,10**	2,80	2,80
- final	Rand			4,30

* Taking the Sasol Share Incentive Scheme into account.

** The interim dividend was declared subsequent to 31 December 2006 and is presented for
   information purposes only. No provision regarding this interim dividend has been recognised.

SASOL LIMITED GROUP
SALIENT FEATURES
for the period ended

		half-year 31-Dec-06	half-year 31-Dec-05 restated	full year 30-Jun-06 restated
Selected ratios				
Operating margin	%	**32,4**	35,1	32,5
Borrowing cost cover	times	**17,6**	16,5	10,1
Dividend cover	times	**4,2**	4,2	2,3
Dividend cover from continuing operations	times	**4,2**	4,1	3,1
Share statistics				
Total shares in issue	million	**625,2**	680,5	683,0
Treasury shares (share repurchase programme)	million	**-**	60,1	60,1
Weighted average number of shares	million	**623,8**	618,5	620,0
Restated diluted weighted average number of shares	million	**633,5**	631,5	630,2
Share price (closing)	Rand	**258,79**	226,50	275,00
Market capitalisation	Rm	**161 796**	154 133	187 825
Net asset value per share	Rand	**92,64**	78,82	84,45
Other financial information				
Total debt (including bank overdraft)				
- interest bearing	Rm	**17 551**	16 482	17 884
- non-interest bearing	Rm	**600**	300	300
Borrowing costs capitalised	Rm	**384**	531	1 439
Capital commitments		**12 805**	14 443	13 866
- authorised and contracted	Rm	**28 879**	30 450	28 060
- authorised, not yet contracted	Rm	**6 828**	4 453	6 306
- less expenditure to date	Rm	**(22 902)**	(20 460)	(20 500)
Guarantees and contingent liabilities				
- total amount	Rm	**33 924**	32 023	33 212
- liability included on balance sheet	Rm	**11 560**	10 935	12 106
Significant items in operating profit (continuing operations)				
- employee costs	Rm	**4 523**	3 596	7 647
- depreciation and amortisation of non-current assets	Rm	**1 887**	1 643	3 499
Effective tax rate	%	**32,4**	33,7	32,9
Number of employees (continuing & discontinued operations)	number	**31 852**	30 185	31 460
Average crude oil price - dated Brent	US$/barrel	**64,59**	59,21	62,45
Average Rand / US$ exchange rate	1US$ = Rand	**7,23**	6,52	6,41

The reader is referred to the definitions contained in the 2006 Sasol Limited annual financial statements.

SASOL LIMITED GROUP
STATEMENT OF CHANGES IN EQUITY
for the period ended

	half-year 31-Dec-06 Reviewed	half-year 31-Dec-05 Reviewed Restated	full year 30-Jun-06 Audited Restated
	R m	R m	R m
Opening balance as previously reported	**52 731**	43 786	43 786
Effect of change in accounting policy	**253**	220	220
Restated opening balance	**52 984**	44 006	44 006
Shares issued during period	**160**	258	431
Attributable earnings	**7 981**	7 311	10 406
As previously reported		7 295	10 373
Effect of change in accounting policy		16	33
Dividends paid	**(2 683)**	(1 920)	(3 660)
Movement in foreign currency translation reserve	**(246)**	(629)	1 147
Increase in share based payment reserve	**92**	84	169
Increase in cash flow hedge accounting reserve	**8**	44	359
Movement in minority interest	**1 136**	60	126
Closing balance	**59 432**	49 214	52 984
Comprising			
Share capital	**3 456**	3 461	3 634
Share repurchase programme	**-**	(3 647)	(3 647)
Retained earnings	**53 990**	50 646	52 001
Share based payment reserve	**872**	695	780
Foreign currency translation reserve	**(435)**	(1 965)	(189)
Investment fair value reserve	**2**	2	2
Cash flow hedge accounting reserve	**32**	(291)	24
Shareholders' equity	**57 917**	48 901	52 605
Minority interest	**1 515**	313	379
Total equity	**59 432**	49 214	52 984

SASOL LIMITED GROUP
CASH FLOW STATEMENT
for the period ended

	half-year 31-Dec-06 Reviewed R m	half-year 31-Dec-05 Reviewed Restated R m	full year 30-Jun-06 Audited Restated R m
Cash receipts from customers	49 229	39 461	80 853
Cash paid to suppliers and employees	(35 655)	(27 238)	(56 326)
Cash generated by operating activities	**13 574**	12 223	24 527
Investment income	600	144	444
Borrowing costs paid	(724)	(688)	(1 745)
Tax paid	(3 557)	(1 732)	(5 389)
Dividends paid	(2 683)	(1 920)	(3 660)
Cash retained from operating activities	**7 210**	8 027	14 177
Additions to non-current assets	(6 050)	(6 190)	(13 296)
Acquisition of businesses	(221)	(147)	(147)
Disposal of businesses	2 183	596	587
Cash disposed of on disposal of businesses	33	(1)	(1)
Other net (expenditure in) / proceeds from investing activities	(183)	(254)	582
Cash utilised in investing activities	**(4 238)**	(5 996)	(12 275)
Share capital issued	160	258	431
Dividends paid to minority shareholders	(218)	(39)	(75)
(Decrease) / increase in long-term debt	(43)	335	1 305
Increase / (decrease) in short-term debt	63	(2 452)	(2 938)
Cash effect of financing activities	**(38)**	(1 898)	(1 277)
Translation effects on cash and cash equivalents of foreign entities	**12**	(90)	(133)
Increase in cash and cash equivalents	**2 946**	43	492
Cash and cash equivalents at beginning of year	3 244	3 224	3 224
Cash in disposal groups held for sale	259	-	(472)
Cash and cash equivalents at end of year	**6 449**	3 267	3 244

12

SASOL LIMITED GROUP
RESULTS OF OPERATIONS OF DISCONTINUED OPERATIONS - O & S
for the period ended

	half-year 31-Dec-06 Reviewed Rm	half-year 31-Dec-05 Reviewed Rm	full year 30-Jun-06 Audited Rm
Turnover	10 841	9 285	18 545
Cost of sales and services rendered	(9 119)	(7 637)	(15 501)
Other operating income	122	65	342
Operating expenses	(1 378)	(1 450)	(2 810)
Capital items	(466)	(19)	(4 143)
Operating profit / (loss)	-	244	(3 567)
Net financing (costs) / income	(3)	2	(92)
Taxation	(94)	(20)	299
Net (Loss) / profit from discontinued operations	(97)	226	(3 360)

SASOL LIMITED GROUP
HEADLINE EARNINGS
for the period ended

	half-year 31-Dec-06 Reviewed	half-year 31-Dec-05 Reviewed Restated	full year 30-Jun-06 Audited Restated
	Rm	Rm	Rm
Reconciliation of headline earnings			
Profit from continuing operations	8 308	7 177	13 942
Less minority interest	(230)	(92)	(176)
Effect of capital items of continuing operations	(628)	(219)	129
Impairment of assets	40	86	155
Reversal of impairment	-	(140)	(140)
Profit on disposal of assets	(720)	(211)	(146)
Scrapping of property, plant and equipment	52	46	260
Tax effects	53	71	67
Headline earnings of continuing operations	**7 503**	**6 937**	**13 962**
Net (loss) / profit from discontinued operations	(97)	226	(3 360)
Effect of capital items of discontinued operations	466	19	4 143
Impairment of assets	74	13	912
Fair value write-down	420	-	3 196
(Profit) / loss on disposal of assets	(28)	-	14
Scrapping of property, plant and equipment	-	6	21
Tax effects	(146)	(4)	(498)
Headline earnings of discontinued operations	**223**	**241**	**285**
Headline earnings	**7 726**	**7 178**	**14 247**

SASOL LIMITED GROUP
SEGMENT REPORT
for the period ended

	half-year 31-Dec-06 Reviewed R m	half-year 31-Dec-05 Reviewed Restated R m	full year 30-Jun-06 Audited Restated R m
Contribution to group turnover			
Mining	769	705	1 517
Synfuels	443	462	915
Oil	18 606	15 539	32 243
Gas	1 019	814	1 663
Synfuels International	82	119	161
Polymers	4 610	3 907	7 537
Solvents	6 082	4 914	10 485
Other businesses	6 029	4 511	9 329
Per income statement	37 640	30 971	63 850
Discontinued operation - O&S	10 841	9 285	18 545
	48 481	40 256	82 395
Operating profit			
Mining	411	658	1 227
Synfuels	8 360	7 336	13 499
Oil	931	1 125	2 432
Gas	1 167	780	1 526
Synfuels International	(366)	(256)	(642)
Polymers	262	394	822
Solvents	490	562	873
Other businesses	932	274	1 042
Per income statement	12 187	10 873	20 779
Discontinued operation - O&S	-	244	(3 567)
	12 187	11 117	17 212
Capital items per business unit			
Mining	(8)	(2)	(16)
Synfuels	2	(29)	(187)
Oil	9	(7)	(8)
Gas	371	133	138
Synfuels International	-	-	-
Polymers	(5)	5	(17)
Solvents	(47)	140	105
Other businesses	306	(21)	(144)
Continuing operations	628	219	(129)
Discontinued operation - O&S	(466)	(19)	(4 143)
	162	200	(4 272)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 March 2007   By: /s/ N L Joubert
                                                                 Name: Nereus Louis Joubert
                                                                 Title: Company Secretary